March 18, 2013

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4628

Attn:  Karl Hiller

             Re:           Chaparral Energy, Inc.
             Form 10-K for the Fiscal Year ended December 31, 2011
             Filed March 29, 2012
             Response Letter dated December 21, 2012
             File No. 333-134748

Ladies and Gentlemen:

Set forth below are the responses of Chaparral Energy, Inc. (the “Company” or “we”) to the comment of the Staff of the Securities and Exchange Commission regarding the above referenced filing as set forth in the Staff’s follow up letter dated January 16, 2013.  With respect to the comment, you are advised as follows:

Form 10-K for the Fiscal Year ended December 31, 2011

Oil and Natural Gas Reserves, page 20

1.
We note your response to prior comment one. For the Camrick and North Burbank projects, submit a schedule showing expenditures incurred to-date and expected future expenditures necessary to complete development. Please describe the nature and purpose of each expenditure incurred or planned and tell us the amount associated with the related proved undeveloped reserves that would be lost if the projects were terminated.

Company Response:

The following table presents the capital investment in the development of these two projects as well as the future development cost of the projects. It is summarized by cost to date and future capital, which includes the cost to develop the PUD reserves in question. It is also differentiated by facilities cost, drilling and well work, and injectants.  As indicated in our previous correspondence, these projects, by their nature, are long-term projects.  We initiated the Camrick Unit Project in 2000 and continue to develop it today.  The North Burbank Field is a property that we purchased in 2006. The Burbank Project, located on this property, was initiated by the previous owner and is one that we have continued since that acquisition.   We do not have the complete capital expenditure record of the previous owner in regard to facilities, infrastructure and well work that was expended to initiate the project.  However, in that regard, and based on the information that we do have, we believe the project was initiated in 2004 and have included our best estimate of the costs incurred by the previous owner.

	Camrick $000’s	Burbank $000’s
Capital to Date 12/31/2011
Estimated prior to ownership Facilities	$00 22,725	$4,897 2,177
Drilling and Well Work	42,056	4,379
Injectants	18,710	4,633
Total	$83,491	$16,086
Remaining Future Capital
Facilities	$7,402	$73,128
Drilling and Well Work	77,615	78,644
Injectants	34,572	64,700
Total	$119,589	$216,472
Project Total	$203,080	$232,558

The projects Remaining Future Capital expenditures include development associated with new injection patterns supported by existing, as well as new field facilities, the drilling/completion of new wells and the remediation of existing wells for production or injection. The PUD reserves associated with these projects should be fully developed in Camrick by 2021 and Burbank by 2022.

In regards to the question of what PUD reserves would be lost if the projects were terminated today, approximately 2.8 MMBO and 14.0 MMBO would be lost from Camrick and Burbank, respectively. In addition, as described in Compliance and Disclosure Interpretation 108.01, if the project were terminated before completion, a significant portion of the previously invested capital would be lost. Of the $99.6 million dollars spent between the two projects as of December 31, 2011, we estimate approximately $9 million dollars could be recovered from project abandonment. In a structured termination of the project we believe we could recover $4.2 million dollars of injectants, assuming a market for resale, and $4.8 million of reusable equipment. The remaining $90.6 million would be a sunk cost.

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned at (405) 426-4372.

Very truly yours,

Chaparral Energy, Inc.

By	JOSEPH O. EVANS
Joseph O. Evans
Chief Financial Officer and
Executive Vice President